                                                                    EXHIBIT 99.1



Contact:  Jeffrey J. Hattara                 (NYSE-BMC)
          (612)851-6030                      FOR IMMEDIATE RELEASE


                        BMC ANNOUNCES QUARTERLY DIVIDEND


December 10, 1999 -- Minneapolis, Minnesota - BMC Industries, Inc. today announced that its Board of Directors has approved a continuation of its quarterly cash dividend of $.015 per share.

Shareholders of record as of December 22, 1999 will receive a dividend of $.015 for each share owned on that date, to be paid on January 5, 2000.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


                                      -30-